Exhibit 21.1

AMERICAN INDEPENDENCE CORP.

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction

Independence American Holdings Corp.	Delaware
Independence American Insurance Company	Delaware
HealthInsurance.org, LLC	Delaware
IHC Risk Solutions, LLC	Delaware
IHC SB Holdings, LLC	Delaware
IPA Family, LLC	Delaware
IPA Direct, LLC	Delaware
IHC Specialty Benefits, Inc.	Delaware